EXHIBIT 21

LIST OF SUBSIDIARIES

The following table sets forth certain information concerning the principal subsidiaries of the Company.

Name	State or Other Jurisdiction of Incorporation
Farnam Companies, Inc.	Arizona
Four Paws Products, Ltd.	New York
Pennington Seed, Inc.	Delaware
TFH Publications, Inc.	Delaware
Wellmark International	California

The names of certain subsidiaries have been omitted because such unnamed subsidiaries, considered in the aggregate, would not constitute a significant subsidiary as that term is defined in Regulation S-X.